Securities and Exchange Commission

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Henderson Citizens Bancshares, Inc.

(NAME OF ISSUER)

(Amendment No. 3)

Henderson Citizens Bancshares, Inc.

HCB Merger Corp.

David R. Alford

E. Landon Alford

R. M. Ballenger

Kenneth R. Black

Stayton M. Bonner, Jr.

David J. Burks

Billy Crawford

Sheila Gresham

James M. Kangerga

J. Mark Mann

Milton S. McGee, Jr.

Charles Richardson

Nelwyn Richardson

Jeff Scribner

Rebecca G. Tanner

Tony Wooster

William E. Wylie

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $5.00 PAR VALUE

(Title of Class of Securities)

42474A 10 6

(CUSIP Number of Class of Securities)

Milton S. McGee, Jr.

President and Chief Executive Officer

Henderson Citizens Bancshares, Inc.

201 West Main Street, P.O. Box 1009

Henderson, Texas 75653

(903) 657-8521

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Charles E. Greef, Esq.

Brian R. Marek, Esq.

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3200

Dallas, Texas 75202-2799

(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee
3,000,000	$242.70

(*)The filing fee was determined based upon the product of (a) the estimated 93,750 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $32.00 per share of common stock (the “Total Consideration”).

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$242.70
Form or Registration No.:	Schedule 13E-3
Filing Party:	Henderson Citizens Bancshares, Inc.
Date Filed:	May 8, 2003

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2003 and amended on June 19, 2003 and July 11, 2003 by Henderson Citizens Bancshares, Inc., a Texas corporation and registered bank holding company (the “Company”), and HCB Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), David R. Alford, E. Landon Alford, R. M. Ballenger, Kenneth R. Black, Stayton M. Bonner, Jr., David J. Burks, Billy Crawford, Sheila Gresham, James M. Kangerga, J. Mark Mann, Milton S. McGee, Jr., Charles Richardson, Nelwyn Richardson, Jeff Scribner, Rebecca G. Tanner, Tony Wooster and William E. Wylie in connection with the proposed merger (the “merger”) of merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of February 23, 2003 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

Subject to the terms of the merger agreement, (i) each share of the Company’s common stock, par value $5.00 per share (“Company stock”), held of record by a shareholder who owns, as of the effective date of the merger, fewer than 500 shares of Company stock, will be converted into the right to receive $32.00 in cash from the Company, and (ii) each share of the Company stock held of record by a shareholder who owns, as of the effective date of the merger, 500 or more shares of Company stock, will not be effected by the merger and will remain a validly issued and outstanding share of Henderson Citizens stock after the merger. A copy of the merger agreement is attached as Appendix A to the definitive proxy statement (including all annexes thereto, the “proxy statement”), which is attached hereto as Exhibit (a)(i).

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. This Amendment No. 3 to this Schedule 13E-3 is being filed to reflect the filing of the definitive Proxy Statement with the Commission, as Exhibit (a)(i) to this Amendment No. 3.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)(i) Definitive Proxy Statement of the Company, including all appendices thereto, as attached hereto and incorporated by reference herein.

(a)(ii)	Proxy Card.

(c)(i)	Opinion of The Bank Advisory Group, LLC, dated July 11, 2003 (included as Appendix B to the Company’s proxy statement included as Exhibit (a)(i) to this Amendment No. 3).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2003

HENDERSON CITIZENS BANCSHARES, INC.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

HCB MERGER CORP.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

Pursuant to the requirements of the Securities Act of 1933, this schedule has been signed by the following persons, as Filing Persons, and on the dates indicated.

Signature	Date

/s/ David R. Alford* David R. Alford	July 14, 2003

/s/ E. Landon Alford* E. Landon Alford	July 14, 2003

/s/ R. M. Ballenger* R. M. Ballenger	July 14, 2003

/s/ Kenneth R. Black* Kenneth R. Black	July 14, 2003

/s/ Stayton M. Bonner, Jr.* Stayton M. Bonner, Jr.	July 14, 2003

/s/ David J. Burks* David J. Burks	July 14, 2003

/s/ Billy Crawford* Billy Crawford	July 14, 2003

/s/ Sheila Gresham* Sheila Gresham	July 14, 2003

/s/ James M. Kangerga* James M. Kangerga	July 14, 2003

/s/ J. Mark Mann* J. Mark Mann	July 14, 2003

/s/ Milton S. McGee, Jr.* Milton S. McGee, Jr.	July 14, 2003

/s/ Charles H. Richardson* Charles H. Richardson	July 14, 2003

/s/ Nelwyn Richardson* Nelwyn Richardson	July 14, 2003

/s/ Jeff Scribner* Jeff Scribner	July 14, 2003

/s/ Rebecca G. Tanner* Rebecca G. Tanner	July 14, 2003

/s/ Tony Wooster* Tony Wooster	July 14, 2003

/s/ William E. Wylie* William E. Wylie	July 14, 2003

*By:	/s/ Milton S. McGee, Jr.
Milton S. McGee, Jr., attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Definitive Proxy Statement of the Company, including all appendices thereto, as attached hereto and incorporated by reference herein.

(a)(ii)	Proxy Card.

(a)(iii)	Letter to Shareholders, dated February 21, 2003, and Related Press Release issued by the Company on February 23, 2003.*

(b)	Commercial Variable Rate Revolving Note, dated May 1, 2003, that Henderson Citizens Delaware Bancshares, Inc. entered into with TIB – The Independent BankersBank.*

(c)(i)	Opinion of The Bank Advisory Group, LLC, dated July 11, 2003 (included as Appendix B to the Company’s Proxy Statement filed as Exhibit (a)(i) to this Amendment No. 3).

(c)(ii)	Cash Fair Evaluation of the Common Stock of Henderson Citizens Bancshares, Inc. prepared by The Bank Advisory Group, Inc., and delivered to the Company’s Board of Directors.*

(d)	Agreement and Plan of Merger, dated as of February 23, 2003, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as Exhibit (a)(i) to this Amendment No. 3).

(e)	Articles 5.11 through 5.13 of the Texas Business Corporation Act (included as Appendix C to the Company’s Proxy Statement filed as Exhibit (a)(i) to this Amendment No. 3).

*	Previously filed.